UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549



                             Form 11-K


[  X  ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1999


[     ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________to ___________


                 Commission File Number:  0-12358


         CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                     (Full title of the plan)



                     CCB FINANCIAL CORPORATION
          (Exact name of issuer as specified in charter)


       111 Corcoran Street, P. O. Box 931, Durham, NC 27702
             (Address of principal executive offices)






Item 1.  Financial Statements

      Audited statements of net assets available for plan benefits as of December 31, 1999 and 1998 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended and independent auditors' report thereon are filed herein.

Item 2.  Exhibits

       The   consent   of  the  Plan's  independent   auditors   to
incorporation by reference of their report on the financial statements is included as Exhibit 23.




         CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN

                Financial Statements and Schedules

                    December 31, 1999 and 1998

            (With Independent Auditors' Report Thereon)








                   Independent Auditors' Report


The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/ KPMG LLP
June 9, 2000


                     CCB FINANCIAL CORPORATION
                      RETIREMENT SAVINGS PLAN

       Statements of Net Assets Available for Plan Benefits

          For the years ending December 31, 1999 and 1998

                                                1999         1998
                                             ----------    ----------
Assets:
 Cash                                     $       2,110       456,681
 Investments:
  Money market funds                          3,617,504     3,050,311
  Mutual funds:
   CCB Bond Fund                                      -     6,437,416
   Strong Government Securities Fund          5,147,786             -
   Dodge and Cox Balanced Fund                4,067,625     3,263,051
   Vanguard Index 500 Fund                   11,996,075     8,907,236
   Managers Special Equity Fund               1,399,316       645,056
   Janus Worldwide Fund                       2,316,573       917,370
  CCB Financial Corporation common stock     43,774,214    56,198,523
                                             ----------    ----------
   Total investments                         72,319,093    79,418,963
Accrued interest and dividends receivable       291,007       262,451
Employee contributions receivable               179,143       166,911
Employer contributions receivable               709,114     1,287,606
                                             ----------    ----------
Net assets available for plan benefits    $  73,500,467    81,592,612
                                             ==========    ==========
See accompanying notes to financial statements.


                     CCB FINANCIAL CORPORATION
                      RETIREMENT SAVINGS PLAN
  Statements of Changes in Net Assets Available for Plan Benefits
          For the years ending December 31, 1999 and 1998

                                                1999          1998
                                             ----------    ----------
Additions to net assets attributed to:
 Investment income:
   Net appreciation (depreciation) in       (10,390,559)     5,299,882
     fair value of investments
   Interest                                     548,923       553,280
   Dividends                                  1,780,677     1,535,970
 Contributions:
   Employer, net of forfeitures               2,373,433     2,902,494
   Employees                                  5,254,923     4,907,553
                                             ----------    ----------
    Increase (decrease)                       (432,603)    15,199,179
Deductions from net assets attributed to:
 Plan benefits paid                         (7,659,542)   (8,447,409)
    Net increase (decrease) in net assets   (8,092,145)     6,751,770
                                             ----------    ----------
Net assets available for plan benefits:
 Beginning of year                           81,592,612    74,840,842
                                             ----------    ----------
 End of year                              $  73,500,467    81,592,612
                                             ==========    ==========
See accompanying notes to financial statements.



                     CCB FINANCIAL CORPORATION
                      RETIREMENT SAVINGS PLAN

                   Notes to Financial Statements

                    December 31, 1999 and 1998


(1) Description of Plan

   The CCB Financial Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB
   Financial Corporation and subsidiaries ("CCBF") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCBF's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2) Summary of Significant Accounting Policies

   (a)Basis of Presentation

       The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

   (b)Investment Valuation and Income Recognition

       Investments in mutual funds are valued at fair value based on quoted market prices. The investment in CCBF common stock is stated at fair value based on quoted market values.

       Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

   (c)Payment of Benefits

       Benefits are recorded when paid.

   (d)Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3) Participation in the Plan

   Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they complete at least 1,000 hours of service.

(4) Contributions

   Tax deferred contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 17%, of their compensation. CCBF currently matches these contributions, which are less than or equal to 6% of compensation, at a rate of 50%. This rate may be increased or decreased by the Board of Directors. Participant contributions were limited to $10,000 per employee in 1999 and 1998.

   In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions were made in 1999 and 1998 totaling $638,405 and $1,222,953, respectively. These contributions are invested in the CCBF Stock Fund. Profit sharing contributions are allocated proportionately based on employees' compensation among participants who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year, or who died, became disabled or retired during the Plan year.

(5) Vesting and Forfeitures

   Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, early retirement age, or upon death or disability. Although it has not expressed an intent to do so, CCBF has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

   Upon termination of service to CCBF for reasons other than retirement, disability or death, any unvested portion of a participant's account is subject to possible forfeiture upon occurrence of one or more events specified by the Plan. Forfeitures are used to reduce subsequent contributions by CCBF.

(6) Investment Election

   The  Plan includes five different investment funds:  Bond  Fund,
   Stock Fund, Money Market Fund, Balanced Fund and CCBF Stock Fund. These funds, except for the CCBF Stock Fund, invest in mutual funds and money market funds which hold various underlying investments including common and preferred stocks and bonds. The CCBF Stock Fund invests primarily in CCBF Common Stock. Participants may elect to direct their contributions to any combination of the funds. Changes to future contributions can be made effective as of any business day. Transfers of existing account balances can be made daily to and from all funds, except the CCBF Stock Fund, which can be made four times in a calendar year. However, transfers from the CCBF Stock Fund derived from profit sharing contributions are prohibited.

(7) Withdrawals and Distributions

   The Plan allows hardship withdrawals of a participant's tax-deferred, voluntary contributions, rollover contributions and the vested portion of employer contributions subject to certain regulations under the Internal Revenue Code ("IRC"). Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $5,000, in the Plan until age 65.

(8) Determination of Participants' Account Balances

   Participants' account balances are determined as follows:

     * Employee contributions and matching employer contributions are added to the participants' accounts for each type of investment fund.

     * Discretionary profit sharing contributions are added to the CCBF Stock Fund.

     * Participants' accounts are reduced by the amount of any withdrawals made.

     * Earnings from each investment fund are allocated daily within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

(9) Investments

   During   1999  and  1998,  the  Plan's  investments   (including
   investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                             1999            1998
                                          ---------        ---------
  CCB Financial Corporation           $   (13,200,443)      3,418,036
    common stock
  CCB Bond Fund                              (129,379)         65,854
  Strong Government Securities
    Fund                                     (177,969)              -
  Dodge and Cox Balanced Fund                    5,050       (91,398)
  Janus Worldwide Fund                         862,938        123,543
  Managers Special Equity Fund                 446,376          6,931
  Vanguard Index 500 Fund                    1,802,868      1,776,916
                                           -----------    -----------
                                      $   (10,390,559)      5,299,882
                                          ============    ===========

   Investments exceeding five percent of Plan assets at December 31, 1999 and 1998 are as follows:

                               1999                      1998
                              -------                  -------
                       Units,                    Units,
                      shares or     Fair       shares or     Fair
                      par value     value      par value     value
                       -------     -------      -------     -------
  CCB Financial
   Corporation
   common stock       1,004,860 $  43,774,214     985,939   56,198,523 *
  Strong Government
   Securities Fund      510,693    5,147,786     626,208    6,437,416
  Vanguard Index
    500 Fund             88,643   11,996,075      78,168    8,907,236
  Dodge & Cox
    Balanced Fund        61,903    4,067,625           -            -
  Other                       -    7,333,393           -    7,875,788
                                   ---------               ----------
                               $  72,319,093               79,418,963
                                  ==========               ==========
  * Nonparticipant - directed


   Investments  in  CCB  Financial  Corporation  common  stock  are nonparticipant directed to the extent such investments represent CCBF profit sharing contributions. See note 10 for more information.

(10) Nonparticipant-Directed Investments

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investments is as follows:

                                                1999         1998
                                              -------      -------
  Assets:
  Cash                                     $     2,110      456,681
  Investments:
    Money market funds                           513,874      318,817
    CCB Financial Corporation
     common stock                             43,774,214   56,198,523
                                             -----------  -----------
     Total investments                        44,288,088   56,517,340
  Accrued interest and
    dividends receivable                         291,007      262,451
  Employee contributions receivable               83,500       87,908
  Employer contributions receivable              671,632    1,257,385
                                             -----------  -----------
  Net assets available for plan benefits   $   45,336,337   58,581,765
                                              ==========    ==========

                                                1999         1998
                                              -------      -------
  Additions to net assets attributed to:
   Investment income:
    Net appreciation (depreciation) in
     fair value of investments             $ (13,200,443)   3,418,036
    Interest                                      20,593       18,866
    Dividends                                  1,088,637    1,125,954
   Contributions:
    Employer, net of forfeitures               1,516,970    2,137,606
    Employees                                  2,607,233    2,733,695
   Funds transferred                           (614,845)    (537,761)
                                             -----------  -----------
      Total additions                        (8,581,855)    8,896,396
  Deductions from net assets
   attributed to:
    Plan benefits paid                       (4,663,573)  (6,120,218)
                                             -----------  -----------
  Net increase (decrease) in net assets (13,245,428) 2,776,178 Net assets available for plan benefits:
   Beginning of year                          58,581,765   55,805,587
                                             -----------  -----------
   End of year                            $   45,336,337   58,581,765
                                              ==========   ==========

     See note 12 for additional information.

(11) Federal Income Taxes

   The Internal Revenue Service has determined and informed CCBF by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is operating in compliance with applicable requirements of the IRC.

(12) Related Party Transactions

   The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCBF.

   The Plan purchased 78,403 and 27,255 shares of common stock of CCBF at a cost of $3,910,809 and $2,731,576 in 1999 and 1998 respectively. 31,850 and 25,198 shares of CCBF common stock were sold by the Plan in 1999 and 1998, respectively for $1,703,508 and $1,702,992, respectively. The Plan also earned cash dividends on its CCBF shares of $1,088,637 and $1,125,954 in 1999 and
   1998, respectively.

   The Plan purchased 36,484 and 123,753 units of the CCB Bond Fund, a mutual fund of the Bank, at a cost of $371,588 and $1,267,461 during 1999 and 1998, respectively. The Plan sold 662,692 and 156,881 units of the CCB Bond Fund resulting in proceeds of $6,679,624 and $1,607,938 during 1999 and 1998, respectively. The CCB Bond Fund was terminated effective May 27, 1999, and the balance of $5,803,261 was transferred to the Strong Government Securities Fund.

   The  Plan  has a depository relationship with  the  Bank.
   Administrative expenses of the Plan are paid by CCBF.

(13) Subsequent Event

   On   April  1,  2000,  net  assets  of  $15,672,686  were
   transferred  into  the  Plan from  the  American  Federal
   Bank,  FSB  401(k)  Retirement  Savings  Plan.   American
   Federal Bank is a wholly-owned subsidiary of CCBF.


                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN


  Schedule of Assets Held for Investment Purposes at End of Year

                      December 31, 1999


   Par
 value,
 shares              Identity of party                        Current
or units         and description of assets          Cost       value
---------      -----------------------------       -------    --------
    -
  510,693   Strong Government Securities Fund   $  5,314,807   5,147,786
            *CCB Financial Corporation Common
1,004,860     Stock                               23,210,871  43,774,214
   61,903   Dodge and Cox Balanced Fund            4,196,341   4,067,625
   30,310   Janus Worldwide Fund                   1,443,425   2,316,573
   15,306   Managers Special Equity Fund             968,284   1,399,316
   88,643   Vanguard Index 500 Fund                8,671,394  11,996,075
3,103,631   Vanguard Money Market Fund             3,103,631   3,103,631
            Goldman Sachs ILA Class B
  513,873     Money Market Mutual Fund               513,873     513,873
                                                    --------    --------
                                               $ 47,422,626  72,319,093
                                                  =========   =========
*Denotes party-in-interest.



                  CCB FINANCIAL CORPORATION
                   RETIREMENT SAVINGS PLAN


           Schedule of Reportable Transactions (1)

                Year ended December 31, 1999

                                   Aggregate
    Identity of                     selling     Aggregate      Net
     party and       Aggregate     price or      cost of     realized
    description       purchase     maturity      assets        gain
     of asset        price (2)   proceeds (2)   sold (2)      (loss)

Strong Government
  Securities Fund   $  5,803,261              -          -           -

CCB Bond Fund       $          -      5,803,261  5,920,810   (117,549)


(1) This schedule presents nonparticipant-directed transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.

(2) All purchase and sale prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.



                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 27, 2000.

                              CCB FINANCIAL CORPORATION
                              RETIREMENT SAVINGS PLAN
                                      (The Plan)


                              By:  ADMINISTRATIVE COMMITTEE,
                                   CCB Financial Corporation
                                   Retirement Savings Plan
                                     (Plan Administrator)

                                   By:  /s/ JOHN J. MISTRETTA
                                      John J. Mistretta
                                      Executive Vice President
                                      CCB Financial Corporation

                              By:  CENTRAL CAROLINA BANK AND
                                   TRUST COMPANY, Trustee

                                   By:  /s/ DONALD F. SYLVESTER
                                      Donald F. Sylvester
                                      Vice President
                                      Central Carolina Bank
                                      and Trust Company